SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Sinopec Shanghai Petrochemical Company Limited 2013 Annual Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date:	April 1, 2014	By:	/s/ Wang Zhiqing
		Name:	Wang Zhiqing
		Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Sinopec Shanghai Petrochemical Company Limited 2013 Annual Results Announcement

1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2013 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual report summary is extracted from the full text of the 2013 annual report. The Chinese version of the full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the 2013 annual report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:
Stock code of A shares:	600688
Place of listing of H Shares	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

*	On 20 August 2013, the first trading day after the Company’s completion of A-share reform scheme, the stock abbreviation of the Company’s A-share was changed from “ ” to “ ”.

2.2	Contact persons and contact Details

	Corporate Secretary	Securities Affairs Representative

Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road, Jinshan District,	Suite B, 28/F, Huamin Empire
	Shanghai, Postal Code: 200540	Plaza, 728 West Yan’an Road,
Shanghai, Postal Code: 200050
Tel	86-21-57943143/52377880	8621-57943143/52377880
Fax	86-21-57940050/52375091	8621-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

3.1	Major Accounting Indicator

Unit: RMB’000

Major accounting indicator	2013	2012	Increase/ decrease compared to the previous year (%)	2011

Operating income	115,539,829	93,072,254	24.14	95,601,248
Profit before income tax (“–” for loss)	2,392,870	–2,032,974	N/A	1,292,291
Net profit attributable to equity shareholders of the Company (“–” for net loss)	2,003,545	–1,548,466	N/A	944,414
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“–” for net loss)	1,650,721	–1,719,496	N/A	928,365
Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	N/A	2,481,431

	As at 31 December
	2013	2012	Increase/ decrease compared to the previous year (%)	2011

Total assets	36,915,933	36,805,799	0.30	31,110,085
Total equity attributable to equity shareholders of the Company	17,831,617	16,190,419	10.14	18,112,483

3.2	Major Accounting Data

Major financial indicators	2013	2012**		Increase/ Decrease compared to the previous year (%)	2011**

Basic earnings per share (“–” for loss) (RMB/Share)	0.186	before restatement –0.215	after restatement –0.143	N/A	before restatement 0.131	after restatement 0.087

Diluted earnings per share (“–” for loss) (RMB/Share)	0.186	before restatement –0.215	after restatement –0.143	N/A	before restatement 0.131	after restatement 0.087

Basic earnings per share excluding non-recurring items (“–” for loss) (RMB/Share)	0.153	before restatement –0.239	after restatement –0.159	N/A	before restatement 0.129	after restatement 0.086

Return on net assets (weighted average) (%)*	11.778		–9.028	increased by 20.806 percentage points		5.243

Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	9.704		–10.025	increased by 19.729 percentage points		5.154

Net cash inflow per share from operating activities (“–” for net outflow) (RMB/Share)	0.507	before restatement –0.224	after restatement –0.149	N/A	before restatement 0.345	after restatement 0.230

	As at 31 December
Major financial indicators	2013	2012**		Increase/ decrease compared to the previous year (%)	2011**

Net asset value per share attributable to equity shareholders of the Company	1.651	before restatement 2.249	after restatement 1.499	N/A	before restatement 2.516	after restatement 1.677

Liability-to-asset ratio (%)	50.995		55.286	decreased by 4,291 percentage points		40.911

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

3.3	Non-recurring items

	Expressed in RMB thousand
Non-recurring items	2013	2012	2011

Net earnings/(loss) from disposal of non-current assets	417,280	–14,319	–18,006
Employee reduction expenses	–2,463	–7,388	–9,758
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	59,658	221,044	76,965
Investment income from disposal of available-for-sale financial assets	—	—	685
Income from external entrusted loans	2,202	2,093	1,298
Other non-operating income and expenses other than those mentioned above	–6,227	23,044	–27,045
Income tax effect	–116,483	–52,482	–7,606
Effect attributable to minority interests (after tax)	–1,143	–962	–484

Total	352,824	171,030	16,049

3.4	Financial information prepared under International Financial Reporting Standards (“IFRS”) for the past five years

Expressed in RMB million	2013		2012		2011		2010		2009

Year ended 31 December:
Net sales		105,503.2		87,217.3		89,509.7		72,095.9		47,345.3
Profit/(loss) before taxation		2,444.7		(2,016.5)		1,296.7		3,529.9		2,163.0
Profit/(loss) after taxation		2,065.5		(1,505.1)		986.5		2,794.4		1,652.8
Profit/(loss) attributable to equity shareholders of the Company		2,055.3		(1,528.4)		956.1		2,769.0		1,588.3
Basic and diluted earnings/(loss) per share	RMB	0.190	RMB	(0.212)	RMB	0.133	RMB	0.385	RMB	0.221
Basic and diluted earnings/(loss) per share (after restatement)*		N/A	RMB	(0.142)	RMB	0.089	RMB	0.256	RMB	0.147

As at 31 December:
Total equity attributable to equity shareholders of the Company		17,732.5		16,037.2		17,925.6		17,689.5		15,136.4
Total assets		36,636.8		36,462.5		30,718.9		28,697.5		30,039.9
Total liabilities		18,645.3		20,158.6		12,523.2		10,748.2		14,609.2

*	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

4.	SHAREHOLDING OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholding of top ten shareholders and top ten shareholders in circulation

Total number of shareholders as at 31 December 2013	124,751
Total number of shareholders as at the end of five trading days before this annual report published	133,184

Unit: Share

	Shareholding of the top ten shareholders as at the end of 2013
Name of Shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase (+)/ decrease (–) during 2013	Number of non-circulating shares held	Number of shares pledged or frozen

China Petroleum & Chemical Corporation	State-owned enterprise legal person	50.56%	5,460,000,000	+1,460,000,000	5,460,000,000	N/A

HKSCC (Nominees) Limited	Foreign legal person	31.87%	3,441,666,653	+1,147,558,552	—	unknown

Shanghai Kangli Gong Mao Company	Others	0.23%	25,255,000	+8,525,000	25,095,000	unknown

China Industrial and Commercial Bank Co., Ltd. – Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	Others	0.17%	18,617,715	unknown	—	unknown

Zhejiang Economic Construction Investment Co., Ltd.	Others	0.17%	18,000,000	+6,000,000	18,000,000	unknown

Schroder Investment Management Limited – Schroder China Equity Fund	Others	0.13%	14,200,434	unknown	—	unknown

Bank of China – Harvest CSI 300 exchange-traded index securities investment fund	Others	0.11%	11,790,650	unknown	—	unknown

China Life Insurance Company Limited – Dividend – Individual Dividend-005L-FH002 Shanghai	Others	0.10%	11,299,955	unknown	—	unknown

Shanghai Textile Development Corporation	Others	0.08%	8,475,000	+2,825,000	8,475,000	unknown

Shanghai Xiangshun Shiye Company Limited	Others	0.08%	8,250,000	+2,750,000	8,250,000	unknown

Top ten shareholders of shares in circulation

Name of shareholders	Number of circulating shares held	Type of shares

HKSCC (Nominees) Limited	3,441,666,653	Overseas listed foreign shares
China Industrial and Commercial Bank Co., Ltd. – Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	18,617,715	RMB-denominated ordinary shares
Schroder Investment Management Limited – Schroder China Equity Fund	14,200,434	RMB-denominated ordinary shares
Bank of China – Harvest CSI 300 exchange-traded index securities investment fund	11,790,650	RMB-denominated ordinary shares
China Life Insurance Company Limited – Dividend – Individual Dividend-005L-FH002 Shanghai	11,299,955	RMB-denominated ordinary shares
Xiang Jufang	8,200,000	RMB-denominated ordinary shares
IP KOW	8,148,000	Overseas listed foreign shares
Wang Gui	8,029,582	RMB-denominated ordinary shares
Industrial and Commercial Bank of China Limited – China CSI 300 exchange-traded index securities investment fund	7,807,466	RMB-denominated ordinary shares
Yangtze River Bay Investment Group Co., Ltd.	6,862,692	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation, the State-
owned enterprise legal person, does not have any
connected relationship with the other shareholders,
and is not an act-in-concert party of the other
shareholders under the Administrative Measures on
Acquisition of Listed Companies. Among the
above-mentioned shareholders, HKSCC
(Nominees) Limited is a nominee shareholder.
Apart from the above, the Company is not aware of
any other connected relationships among the other
shareholders, or any act-in-concert parties under the
Administrative Measures on Acquisition of Listed
	Companies.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 553,150,000 H Shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2013, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

1.	Interests in shares and underlying shares of the Company

Name of shareholders	share interests held or deemed as held (shares)		Number of Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)		Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter legal person shares	(L)	50.56		—		Beneficial owner

Blackrock, Inc.	286,723,919 8,496,000	(L) (S)	2.65 0.079	(L) (S)	8.20 0.24	(L) (S)	Beneficial owner; Investment managers; Other (Available-for– lending shares	)

Note: (L):Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2.	Short positions in shares and underlying shares of the Company

As at 31 December 2013, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5	REPORT OF THE DIRECTORS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS in the 2012 annual report.)

5.1	General — Review of the Company’s operations during the Year Ended 31 December 2013 (the “Reporting Period”)

In 2013, the global economy experienced a slow recovery. With growth gradually strengthening in developed economies we saw a recovery from the economic downturn, particularly with the slow but steady recovery of the U.S. economy. However, due to insufficient total demand, the demand for imports from developing countries declined significantly. Emerging economies and developing countries struggled to adapt and, with the decrease in capital inflows as well as significant fluctuations in the financial market, their economies grew at a much slower pace than in the past. Amid such substantial adjustments and changes the global economy lacked momentum for growth. The complex and ever-changing global economic environment put further downward pressure on the PRC economy. The PRC government adhered to the strategy of seeking progress while maintaining stability and managing stable growth, adjusting the country’s business structure, and promoting reform. The PRC economy showed steady improvement, with annual GDP growth of 7.7%, signaling a further slowdown in economic growth as compared with the previous year. The petroleum and petrochemical markets remained sluggish, complicated by factors such as increased downward pressure on the economy, a weak recovery in downstream demand and significant problems with overcapacity.

In 2013, facing such complex market conditions, the Company and its subsidiaries (the “Group”) focused on its target of establishing a refining and petrochemical enterprise which is “Leading in China, First-class in the world” and improved the quality and efficiency of development. With its market-orientated approach, the Group took full advantage of its Refinery Revamping Expansion project by working on aspects of production, operation and development so as to improve the safety and environmental-friendliness of its plants, maintain stable production and operations, and further develop its optimization programmes. The Company’s major production facilities recorded stable and high volumes of throughput. Remarkable results were achieved through meticulous management, bring significant improvements to efficiency.

(i)	Production and business operations remained safe and stable

In 2013, the Group continued to place importance on HSE by implementing an HSE accountability system at each level to strengthen supervision of production safety at construction sites and modifying the performance appraisal of HSE, resulting in continual improvement in its safety and environmental practices with no serious accidents involving production safety, pollution or occupational poisoning, the Company achieved its goal of creating a safe and environmentally-friendly work environment. Overall production remained stable: the number and duration of unplanned shutdowns at major production plants declined by 34.48% and 9.27%, respectively. Among the 109 major technical and economic indicators, 66 exceeded those of the previous year while 38 reached advanced levels in the industry.

In 2013, physical production volumes experienced substantial growth after the completion and operation of the Refinery Revamping Expansion Project, with the total volume of goods produced amounting to 15,604,300 tons, an increase of 31.75% over the previous year. During the year, the Group processed 15,667,800 tons of crude oil (including 811,800 tons of crude oil processed on a sub-contract basis), representing an increase of 39.97%. Total production output of gasoline, diesel and jet fuel amounted to 9,072,600 tons, representing an increase of 54.33%, with the Group producing 2,871,500 tons of gasoline, 4,931,200 tons of diesel and 1,269,900 tons of jet fuel, representing increases of 181.44%, 22.43% and 52.89%, respectively. The Group produced 953,300 tons of ethylene and 611,800 tons of propylene, representing increases of 4.22% and 21.291%, respectively. The Group produced 939,200 tons of paraxylene, representing an increase of 8.43%. The Group also produced 1,129,900 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing an increase of 3.90%; 877,100 tons of synthetic fibre monomers, representing a decrease of 13.64%; 523,500 tons of synthetic fibre polymers, representing a decrease of 17.70%; and 252,800 tons of synthetic fibres, representing an increase of 0.48%. Meanwhile, the Group continued to maintain a premium level of quality in its products.

In 2013, the Group’s turnover amounted to RMB115.49 billion, representing an increase of 24.17% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 100.07% and 100%, respectively. The value of the Group’s annual imports and exports amounted to US$11,256 million, representing an increase of 24.84%.

(ii)	Growth in market demand decelerated, and prices of petrochemical products fell

Against the backdrop of a sluggish recovery of the global economy and mounting downward pressure on China’s economy, the overall performance of the domestic petrochemical industry was poor in 2013. Excessive expansion of the production capacity of bulk petrochemical products and the declining rate of growth in domestic and international demand led to intense competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while supply and demand of refined oil products eased. For the year ended 31 December 2013, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, intermediate petrochemical products, and petroleum products decreased by 1.83%, 11.08% and 0.15%, respectively, over the previous year. The weighted average price (VAT excluded) of resins and plastics increased by 1.92% over the previous year.

(iii)	International crude oil prices fluctuated at high levels, and costs of crude oil processing increased

In 2013, supply and demand in the world petroleum market remained relatively strong throughout the year. With the combined effects of factors such the geo-political situation in the Middle East and North Africa, the extraction of shale oil gas in North America which caused a fundamental oversupply globally and market speculation, international crude oil prices experienced severe fluctuations at a high level. With U.S. economic growth stronger than expected, U.S. petroleum demand rose, reversing a falling trend from the past several years. This boosted the usage of new crude oil transmission pipes and caused speculators to maintain their shareholding positions, which in turn led to an increase in the WTI oil price over the previous year. The average WTI crude oil price on the New York Commodities Exchange in 2013 was US$97.94/barrel, representing a 4.06% increase from the average of US$94.12/barrel in 2012. The average price of Brent crude oil on the London Intercontinental Exchange was US$108.64/ barrel, a decrease of 2.68% from US$111.63/barrel in 2012. In 2013, the average price of crude oil in Dubai was US$105.45/barrel, decreased by 3.00%, compared with US$109.05/barrel in 2012.

For the year ended 31 December 2013, the Group processed a total of 15,667,800 tons of crude oil (including 811,800 tons processed on a subcontract basis), representing an increase of 4,474,300 tons, or 39.97%, over the previous year. Of this, domestic offshore oil accounted for 32,500 tons and imported oil accounted for 15,635,300 tons. In 2013, the Company’s adaptability ability of crude oil processing increased and the ability to process relatively low-cost high-sulfur crude oil greatly improved after the completion of upgrading work on refineries. The average unit cost of crude oil processed (for its own account) was RMB4,819.11 per ton (RMB5,224.38per ton in 2012), representing a decrease of 7.76% over the previous year. The Group’s total cost of processing crude oil reached RMB71,593.0 million in 2013, representing an increase of 28.91% compared to RMB55,538.0 million for the previous year, representing 69.36% of the total cost of sales.

(iv)	Outstanding achievement resulting from System Optimization

In 2013, the Group fully took advantage of the Refinery Revamping Expansion project through the higher adaptability crude oil afforded by newly established refinery facilities which were built with up-graded material, so as to minimse the numbers of crude oil resources and focus on those ideal sources of crude oil, with an aim to reduce the procurement cost. The shut down of No.1 delayed coker and the optimization of residual oil processing scheme have ensured that optimal efficiency in the processing of oil residues can be achieved. By optimizing the structure of refined oil and increasing the proportion of high-grade refined oil products, the ratio of diesel to gasoline decreased from 3.95:1 in 2012 to 1.72:1 in 2013. Production of No. 95 gasoline and above increased by 109.44% year-on-year, and jet fuel production increased by 52.88%. The Group fully utilized SPYRO software to optimize the structure of ethylene cracking and aromatics feedstock. The fuel structure was also improved by the replacement of natural gas with by-product plant dry gas, and the Group continued to optimize the operation of the flare gas recovery system. By properly calculating the economic efficiency of the production facilities, those plants were operated at full capacity and those with losses were operated with minimum load. By strengthening the management of operating capital, expanding financing channels, introducing innovative new financing tools and enhancing capital operations efficiency, the financial net income for the year amounted to RMB122 million. Chenshan Oil Deport Asset was transferred by way of an asset package, facilitating a reduction in relevant tax expenditures.

(v)	Further progress made in energy conservation and emissions and discharge reduction

In 2013, the Group continued to carry out various energy conservation and emissions and discharge reduction measures in accordance with the relevant requirements in China. During the year, the Group achieved all energy conservation and emissions and discharge reduction targets set by the government during the year. In 2013, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.832 ton of standard coal, representing a decrease of 16.63% compared to 2012. The properly treatment ratio of waste water, waste solid and waste gas reached 100%, with a decrease of 58.96% in the solid waste being sent out for treatment by contract. The total volumes of COD declined 0.14%, the discharge volume of nitrogen oxides declined by 5.25%, and that of ammonia nitrogen declined by 11.51%. Despite full operation of the refinery upgrade and expansion project, the total volume of sulphur dioxide emissions were controlled effectively, with only a slight increase of 9.04%. Various indices for waste water discharge compliance and the hazardous waste treatment met the relevant environmental protection compliance requirements. The average heat efficiency of heaters improved by 0.35 percentage points to 92.24% over the previous year. In accordance with the requirement to eliminate backward production capacity imposed by the Shanghai government, the shut-down of No.1 ethylene cracker was executed in November 2013 ahead of the schedule. The Group improved the quality of its refined oil product by upgrading its gasoline to Hu V gasoline and its diesel to Guo V diesel and supplied to the market. In 2013, the Group also placed focus on carbon emission trading, securing a carbon emissions quota for 2013 to 2015, its first batch of carbon credits with an amount equivalent to 1,000 tons.

(vi)	Marked achievements in technological progress.

In 2013, the Group continued its efforts in system optimization and rectification work under the Refinery Revamping Expansion project. During the year, it implemented 3,000 tonnes/year n-amylene and 100,000 tonnes/ year EVA projects with a total investment of RMB1.317 billion. It promoted research on carbon fibre and other such key research projects, developed the industrialization of new products and carried out expansion work into new market. Phase 1 of the carbon fibre plant operated steadily with significant enhancements in product quality while satisfying the production target for a single operating cycle. A new model PTA pressure filter and a new boiler featuring enhanced efficiency and optimized factors were put into use. Comprehensive isopentenyl technology, glycol silver catalyst technology and other such technologies passed qualification tests. Technologies that include ethylidene norbornene, ethoxylates, sodium cyanide and biological fluidized bed sewage treatment technology formed a process package with industrial applications. A number of research projects on areas such as the dual copolymer polypropylene reactor pilot plant and the processing and application of synthetic were conducted. Industrial applications were developed with respect to polyethylene for micro fibre, polypropylene for capacitor film, large diameter low melt droop polyethylene tube pellets, flexible board polyester, insulating polyester, fine anti-pilling acrylic, acrylic patterned cloth and so forth. 383,700 tonnes of new product were produced, with a total product differentiation rate of 62.94%. A total of 50 patent applications were submitted, and 17 patent licenses were awarded. New products featuring new technologies and energy and water saving equipment projects were certified. A total of RMB7.742 million in subsidies was granted by the Shanghai municipal government.

(vii)	Corporate management further reinforced, and achievements made in enhancing standard of informatization

In 2013, the Group further enhanced its integrated management system. In addition to passing the annual integrated management system review conducted by the Shanghai Audit Center of Quality System, the Group increase its training system certifications and its laboratory capabilities. The Group took steps to further enhance the integration of appraisal reviews and performance indicators. It also adjusted functions such as HSE educational training, the blending of refined oil, the dispatching of cogeneration and production, and monitoring of environmentally-friendly measures. It strived to continually improve its management system through the consolidation of resources. Much effort was put into promoting the use of an information technology system. The Group carried out inspections on the APC system for four Diesel Hydrogenation Plants, launched APC systems at plants such as No.2 Restructuring Plan for four production plants, completed the procedural simulation system for eight production plants and renovated the procedural simulation system for four production plants. The Group also made improvement to its information technology through the use of assessment and evaluation mechanisms while building on its existing capabilities. The level of use major information technology systems such as APC, ERP and HR increased constantly. In 2013, the Group was accredited as a “National Business Model of Integration of Industrialization and Information Technology” by the Ministry of Industry and Information Technology and was accredited as a “Grade A Petrochemical Corporation in China” for four consecutive years.

As at 31 December 2013, the Group reduced its headcount by 880 people, including voluntary redundancies and staff retirements. This accounted for 5.86% of the total workforce of 15,007 staff on the payroll as at the beginning of the year.

(viii)	Brief analysis of main factors leading to significant increase in operating results for the year

The main reasons for the improvement in the Group’s operating results during the Reporting Period were:

(a)	The completion and commencement of operation of the Refinery Revamping Expansion Project, which boosted the Group’s ability to process sour crude and the production capacity for refined oil. This has enhanced the Group’s product structure, with more potential for raw material optimization, much greater improvement in the raw material quality of ethylene and aromatics, and a clear decrease in production costs. In 2013, the processing cost of a unit of crude oil amounted to RMB4,819.11 per ton, representing a decrease of 7.76% compared to RMB5,224.38 per ton for the previous year.

(b)	Improvement in the structure of refined oil boosted profit from the refining segment significantly. Compared to the previous year, the ratio of diesel sales to gasoline sales was reduced from 3.69:1 to 1.67: 1, with while the substantial growth in gasoline sales contributed significantly to the increase of earnings. Through the improvement of product structure, less petroleum coke and more bitumen was produced. This resulted in a decrease of 1.83 in the proportion of petroleum coke to bitumen, with price difference between petroleum coke and bitumen contributing towards the increase in earnings.

(c)	In 2013, the Group’s net financial income amounted to RMB122 million, representing an increase of RMB405 million over the net financial cost of RMB283 million in 2012. Mainly due to US dollar against the RMB devaluation in the reporting period, a net increase in foreign exchange gains.

(d)	A net gain of RMB465 million from the asset transfer involving the Chenshan oil depot.

In 2013, the Group proactively communicated with non-circulating A-Shares shareholders to carry out the tasks related to the A-share reform. These reforms were successfully implemented. On 31 May 2013, trading of the Group’s A shares was suspended after being notified by the controlling shareholder, Sinopec Corp. on the proposed the commencement of planning and preparation of the A-share reform scheme on 30 May. The Company disclosed the A-share reform scheme on 8 June and disclosed the adjusted share reform scheme on 20 June. The Company used it the best through numerous means to secure the support of and enhance communication with the holders of A-share circulating shares, such as through roadshows, online interaction, telephone discussions and so forth. On 8 July, the shareholders approved the A-shares reform scheme in the relevant shareholders’ meeting. The implementation of the share reform was completed on 20 August. This matter of share reform, which has been an unresolved issue for the Company for many years, has finally reached a satisfactory conclusion.

5.2	Accounting judgements and estimates

The Group’s financial condition and the results of its operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management of the Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-lived assets

Long-lived assets are reviewed for impairment at the end of each reporting period. If events or circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”. When such a decline has occurred, the carrying amount is reduced to a recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. The management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expenses to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. Depreciation expenses for future periods are adjusted if there are significant changes from previous estimates.

(iii)	Impairment for bad and doubtful debts

The management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

(iv)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(v)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting that the relevant local tax authorities rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33%. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There were no further developments on this matter during the year ended 31 December 2013. No provisions were made in the financial statements as at 31 December 2013 for this uncertainty because the management believes it is not probable for the Group to be required to pay additional EIT for years prior to 2007.

(vi)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Company in determining the provision for income taxes in different jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. The management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilised. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2013, the Group would need to generate future taxable income of at least RMB2,739 million, of which RMB2,371 million is required to be generated by 2017 prior to the expiration of the unused tax losses incurred in 2012. Based on the estimated forecast and historical experience, the management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and Anaysis of Results of the Company’s Operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the Years ended 31 December
	2013			2012			2011
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	250.8	3,220.5	3.1	253.3	3,313.3	3.8	250.9	4,150.2	4.6
Resins and plastics	1,506.7	14,268.4	13.5	1,582.8	14,706.3	16.9	1,590.7	16,418.6	18.3
Intermediate petrochemicals	2,545.0	18,430.8	17.5	2,209.2	17,993.5	20.6	2,246.7	19,023.2	21.3
Petroleum products	10,391.5	57,419.8	54.4	6,921.0	38,301.4	43.9	6,968.1	37,350.2	41.7
Trading of petrochemical products	—	11,157.6	10.6	—	12,020.7	13.8	—	11,617.0	13.0
Others	—	1,006.1	0.9	—	882.1	1.0	—	950.5	1.1

Total	14,694.0	105,503.2	100.0	10,966.3	87,217.3	100.0	11,056.4	89,509.7	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2013		2012		2011
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales

Synthetic fibres
Net sales	3,220.5	3.1	3,313.3	3.8	4,150.2	4.6
Operating expenses	(3,823.4)	(3.6)	(3,718.6)	(4.3)	(3,848.9)	(4.3)

Segment (loss)/profit from operations	(602.9)	(0.5)	(405.3)	(0.5)	301.3	0.3

Resins and plastics
Net sales	14,268.4	13.5	14,706.3	16.9	16,418.6	18.3
Operating expenses	(15,034.7)	(14.3)	(15,997.7)	(18.4)	(16,406.6)	(18.3)

Segment (loss)/profit from operations	(766.3)	(0.8)	(1,291.4)	(1.5)	12.0	0.0

Intermediate petrochemicals products
Net sales	18,430.8	17.5	17,993.5	20.6	19,023.2	21.3
Operating expenses	(17,366.8)	(16.5)	(17,160.8)	(19.6)	(17,874.6)	(20.0)

Segment profit from operations	1,064.0	1.0	832.7	1.0	1,148.6	1.3

Petroleum products
Net sales	57,419.8	54.4	38,301.4	43.9	37,350.2	41.7
Operating expenses	(55,242.6)	(52.3)	(39,294.4)	(45.0)	(37,803.6)	(42.2)

Segment (loss)/profit from operations	2,177.2	2.1	(993.0)	(1.1)	(453.4)	(0.5)

Trading of petrochemical products
Net sales	11,157.6	10.6	12,020.7	13.8	11,617.0	13.0
Operating expenses	(11,052.1)	(10.5)	(11,974.3)	(13.7)	(11,602.0)	(13.0)

Segment profit from operations	105.5	0.1	46.4	0.1	15.0	0.0

	For the Years ended 31 December
	2013		2012		2011
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales

Others
Net sales	1,006.1	0.9	882.1	1.0	950.5	1.1
Operating expenses	(791.3)	(0.7)	(843.9)	(1.0)	(914.2)	(1.0)

Segment profit from operations	214.8	0.2	38.2	0.0	36.3	0.1

Total
Net sales	105,503.2	100	87,217.3	100.0	89,509.7	100.0
Operating expenses	(103,310.9)	(97.9)	(88,989.7)	(102.0)	(88,449.9)	(98.8)

Profit/(loss) from operations	2,192.3	2.1	(1,772.4)	(2.0)	1,059.8	1.2

Net finance income/(costs)	121.7	0.1	(283.3)	(0.3)	83.5	0.1
Investment income	—	—	6.4	0.0	0.7	0.0
Share of profit of associates and jointly controlled entities	130.7	0.1	32.8	0.0	152.7	0.1

Profit/(loss) before taxation	2,444.7	2.3	(2,016.5)	(2.3)	1,296.7	1.4
Income tax	(379.2)	(0.3)	511.4	0.6	(310.2)	(0.3)

Profit/(loss) for the year	2,065.5	2.0	(1,505.1)	(1.7)	986.5	1.1

Attributable to:
Equity shareholders of the Company	2,055.3	1.9	(1,528.4)	(1.8)	956.1	1.0
Non-controlling interests	10.2	0.1	23.3	0.1	30.4	0.1

Profit/(loss) for the year	2,065.5	2.0	(1,505.1)	(1.7)	986.5	1.1

5.3.2	Comparison and Analysis

The year ended 31 December 2013 compared to the year ended 31 December 2012.

5.3.2A	Results of operations

1)	Net sales

In 2013, net sales of the Group amounted to RMB105,503.2 million, representing an increase of 20.97% from RMB87,217.3 million over the previous year. For the year ended 31 December 2013, among the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products, the weighted average prices (excluding tax) of synthetic fibres, intermediate petrochemical products and petroleum products decreased by 1.83%, 11.08% and 0.15% over the previous year, respectively, while the weighted average price (VAT excluded) of resins and plastics increased by 1.92%.

(i)	Synthetic fibres

In 2013, the Group’s net sales of synthetic fibres amounted to RMB3,220.5 million, representing a decrease of 2.80% compared to RMB3,313.3 million in the previous year. The weighted average sales price of synthetic fibres decreased by 1.83% as compared to the previous year. In particular, the weighted average sales price of acrylic fibre and polyester fibre, the principal products of synthetic fibres of the Group, decreased by 1.15% and 7.15% over the previous year, respectively. Sales of acrylic fibre and polyester fibre accounted for 76.17% and 17.23% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.1% of the Group’s total net sales in 2013, representing a decrease of 0.7 percentage point as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB14,268.4 million in 2013, representing a decrease of 2.98% as compared to RMB14,706.3 million over the previous year, with the weighted average sales price of products increasing by 1.92%. Among the resins and plastics, the weighted average sales price of polyethylene increased by 4.71%, the weighted average sales price of poplypropeylene increased by 0.38%, and the weighted average sales price of polyester pellet decreased by 4.75%. Sales of polyethylene, polypropylene and polyester pellet accounted for 41.67%, 32.14% and 22.00% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 13.5% of the Group’s total net sales in 2013, representing a decrease of 3.4 percentage points as compared to the previous year.

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB18,430.8 million in 2013, representing an increase of 2.43% as compared to RMB17,993.5 million in 2012, with the weighted average sales price of intermediate petrochemical products decreasing by 11.08% as compared to the previous year while sales volume increased by 15.20%. Intermediate petrochemical products weighted average sales price decreased was mainly due to sluggish domestic markets, the average price of core intermediate petrochemical products fell sharply, of which, the weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 3.35%, 45.55% and 8.64%, respectively, while weighted average sales price of benzene and glycol increased by 7.72% and 0.29%, respectively. Sales of paraxylene, butadiene, glycol, ethylene oxide and benzene accounted for 35.47%, 6.05%, 8.81%, 9.54% and 18.09% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemicals accounted for 17.5% of the Group’s total net sales in 2013, representing a decrease of 3.1 percentage points as compared to the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB57,419.8 million in 2013, representing an increase of 49.92% as compared to RMB38,301.4 million in the previous year, with the weighted average sales price decreasing by 0.15%, while sales volume increased by 50.14%.

Net sales of petroleum products accounted for 54.4% of the Group’s total net sales in 2013, representing an increase of 10.5 percentage points as compared to the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB11,157.6 million in 2013, representing a decrease of 7.18% as compared to RMB12,020.7 million in the previous year. This decrease in net sales was mainly attributable to a slight decrease in the Group’s trading volume of petrochemical products as compared to the previous year.

Net sales of trading of petrochemical products accounted for 10.6% of the Group’s total net sales in 2013, representing a decrease of 3.2 percentage points as compared to the previous year.

(vi)	Others

The Group’s net sales of other products amounted to RMB1,006.1 million in 2013, representing an increase of 14.06% as compared to RMB882.1 million in the previous year. This increase in net sales was mainly attributable to the increased income of both the Group’s processing business and asset rental business.

Net sales of other products accounted for 0.9% of the Group’s total net sales in 2013, representing a decrease of 0.1% as compared to the previous year.

2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group were RMB103,310.9 million in 2013, representing increase of 16.09% as compared with RMB88,989.7 million in 2012. The operating expenses involving synthetic fibres, intermediate petrochemicals and petrolium products were RMB3,823.4 million, RMB17,366.8 million and RMB55,242.6, representing increases of 2.82%, 1.20% and 40.59%, respectively, over the previous year, respectively. The operating expenses involving resins and plastics, trading of petrochemicals, and others amounted to RMB15,034.7 million, RMB11,052.1 million, and RMB791.3 million, representing decreases of 6.02%, 7.70%, and 6.23% as compared to the previous year, respectively.

The Group’s operating expenses involving resins and plastics, trading of petrochemical products and others in 2013 decreased as compared to the previous year, primarily due to a slight decrease in the Group’s trading volume of the respective products as compared to the previous year.

The Group’s operating expenses involving synthetic fibres, intermediate petrochemicals and petroleum products increased primarily due to the double impact of increases in the Group’s trading volume and the launch of the Sixth Refinery Project.

•	Cost of sales

The Group’s cost of sales amounted to RMB103,225.9 million in 2013, increasing by 16.48% from RMB88,617.8 million in 2012. Cost of sales accounted for 97.84% of net sales for 2013.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB691 million in 2013, representing an increase of 6.32% as compared to RMB649.9 million in the previous year, mainly due to an increase in the cost of loading and unloading transport.

•	Other operating income

The Group’s other operating income amounted to RMB673.4 million in 2013, representing an increase of 101.74% compared to RMB333.8 million in the previous year, mainly due to RMB465 million in net income generated from the asset transfer involving the Chenshan oil depot and foreign exchange gain of RMB67.3 million from China Jinshan Associated Trading Corporation.

•	Other operating expenses

The Group’s other operating expenses was RMB67.4 million in 2013, basically at par with RMB55.8 million in 2012.

3)	Profit/(loss) from operations

The Group’s profit from operations amounted to RMB2,192.3 million in 2013, representing an increase in RMB3,964.7 million as compared to a loss from operations of RMB1,772.4 million in the previous year.

4)	Net finance income/(costs)

The Group’s net finance income were RMB121.7 million in 2013, compared to net finance costs of RMB283.3 million in 2012. The reversal was mainly due to an increase of RMB405 million in net foreign exchange gains during the Reporting Period as compared to the previous year resulting from stability in the US Dollar to Renminbi exchange rate.

5)	Profit/(loss) before taxation

The Group’s profit before taxation was RMB2,444.7 million in 2013, representing an increase in profit of RMB4,461.2 million as compared to the loss before taxation of RMB2,016.5 million in the previous year.

6)	Income tax

The Group’s income tax expense amounted to RMB379.2 million in 2013, while the Group’s income tax credit was RMB511.4 million in the previous year. The change was primarily attributable to the deferred tax assets recognized in respect of the unused tax loss generated by the Company in 2013.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Group in 2013 was 25% (2012: 25%).

7)	Profit/(loss) for the year

The Group’s profit for the year was RMB2,065.5 million in 2013, representing an increase in profit of RMB3,570.6 million as compared to loss for the year of RMB1,505.1 million in the previous year.

5.3.2B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash outflows from operating activities amounted to RMB5,098.5 million in 2013, representing an increase in cash inflows of RMB7,164.9 million as compared to net cash inflows of RMB2,066.4 million in the previous year. In particular, due to 1) the increase in the Group’s profit from operations during the Reporting Period, net cash inflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB4,554.5 million in 2013, representing an increase of RMB4,887.9 million in cash inflows as compared to net cash outflows of RMB333.4 million in the previous year; 2) the Group’s increased inventory balance leading to a decrease in operating cash flow of RMB101.2 million in 2013 (as compared to a decrease in operating cash flow of RMB3,366 million in the previous year due to increased inventory balance at the end of the previous year).

(ii)	Borrowings

The total borrowings of the Group at the end of 2013 amounted to RMB7,721.8 million, representing a decrease of RMB4,533.4 million as compared to the end of the previous year, of which short-term borrowings decreased by RMB3,929.9 million and long-term borrowings increased by RMB603.5 million.

The Group managed to maintain its liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the Group’s capital expenditure plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

2)	Liability-to-asset ratio

As at 31 December 2013, the Group’s liability-to-asset ratio was 50.89% (2012: 55.29%). The ratio is calculated using this formula: total liabilities/ total assets.

5.3.2C	Research and Development, Patents and Licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2011, 2012 and 2013 were RMB79.6 million, RMB72.2 million and RMB67.3 million, respectively, all representing approximately 0.1% of the total turnover for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2D	Off-Balance Sheet Arrangements

Please refer to note 29 to the financial statements prepared under IFRS in this annual report for details of the Group’s capital commitments. The Group did not provide any guarantees to outside parties during the Reporting Period.

5.3.2E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2013:

	As at 31 December 2013
	payment due by period
			After 1 year	After 2 years
		Within	but within	but within
	Total	1 year	2 years	5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Contractual obligations
Short term borrowings	7,094,026	7,094,026	—	—
Long term borrowings	627,800	—	—	627,800

Total contractual obligations	7,721,826	7,094,026	—	627,800

5.3.2F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2013, the Company had more than 50% equity interest in the following principal subsidiaries:

Company	Place of registration	Principal activities	Place for principal activities	Type of Legal person	Percentage of equity held by the Company (%)	Percentage of equity held by subsidiaries (%)	Registered capital (’000)		Profit/ (loss) for the year 2012 (RMB’000)

Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	1,000,000	24,279

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	29,320

Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	2,228

Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	51

Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	(32,865)

Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	16,500

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB947.6 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB1,454.1 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2013, none of the subsidiaries controlled by the Group had an effect of more than 10% on the net profit of the Group.

5.3.2G	Major Suppliers and Customers

The Group’s top five suppliers in 2013 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., Sinopec Chemical Commercial Holding Company Limited, Shanghai Secco Petrochemical Company Limited and CNOOC-SINOPEC United International Trading Co., Ltd. Total procurement costs involving these suppliers, which amounted to RMB67,838.0 million, accounted for 81.80% of the total procurement costs of the Group during the year ended 31 December 2013. The procurement costs from the largest supplier amounted to RMB47,811.1 million, representing 58.74% of the total costs of purchases by the Group during the year ended 31 December 2013.

The Group’s top five customers in 2013 were East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited, Jiaxing Petrochemical Company Limited, Sinopec Corp and Sinopec Oil Sales Company Limited. Total sales to these customers amounted to RMB72,525.9 million, representing 62.77% of the Group’s total turnover during the year ended 31 December 2013. Sales to the Group’s largest customer amounted to RMB58,822.6 million, representing 50.91% of the Group’s total turnover during the year ended 31 December 2013.

To the knowledge of the Board, in relation to the suppliers and customers listed above, none of the Directors (or their associates) or shareholders of the Company had any interests in Sinochem Oil Co., Ltd., Sinopec Chemical Commercial Holding Company Limited and Jiaxing Petrochemical Company Limited. Sinopec Corp. is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd., East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited and Sinopec Oil Sales Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. China International United Petroleum & Chemicals Co., Ltd owns a 40% equity interest in CNOOC-Sinopec United International Trading Co., LTD. The Company owns a 20% equity interest in Shanghai Secco Petrochemical Company Limited.

5.4	Discussion and Analysis of the Company’s Operation (prepared under CAS)

5.4.1	Analysis of the Company’s Major Business

5.4.1A	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’000

	For the years ended
	31 December
Item	2013	2012	Change (%)

Operating income	115,539,829	93,072,254	24.14
Operating costs	100,477,000	86,041,072	16.78
Business taxes and surcharges	9,987,148	5,791,064	72.46
Selling and distribution expenses	691,020	649,906	6.33
General and administrative expenses	2,732,355	2,388,555	14.39
Financial expenses (“–” for financial income)	–189,024	283,257	–166.73
Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	increased inflow 440.09%
Net cash inflow from investing activities (“–” for net outflow)	–629,246	–4,062,131	decreased outflow 84.51%
Net cash inflow from financing activities (“–” for net outflow)	–4,878,991	5,743,270	increased outflow 184.95
Research and development expenditures	67,315	72,174	–6.73%

Analysis of Major Changes in the Consolidated Income Statement

Unit: RMB’000

	For the years ended		Increase/
	31 December		decrease	Change	Major reason
Item	2013	2012	amount	(%)	for change

Financial expenses (“–” for financial income)	–189,024	283,257	–472,281	–166.73	Depreciation of the US Dollar resulting in net foreign exchange gains, and decrease in loans and borrowings resulting in a decrease in interest expenses
Asset impairment loss	39,838	203,927	–164,089	–80.46	Decrease in inventory depreciation reserves
Investment income	120,667	29,230	91,437	312.82	Revenue increase in associated and joint enterprises
Revenue from other operations	543,142	279,838	263,304	94.09	Increase in revenue from Chenshan Oil Depot asset transfer
Operating profit (“–” for loss)	1,922,159	–2,256,297	4,178,456	N/A	Increase in gross profit
Total profit (“–” for net loss)	2,392,870	–2,032,974	4,425,844	N/A	Increase in gross profit
Net profit (“–” for net loss)	2,013,719	–1,525,211	3,538,930	N/A	Increase in gross profit
Income tax expenses	379,151	–507,763	886,914	N/A	Revenue of the year

Analysis of Major Changes in the Cash Flow Statement

Unit: RMB’000

	For the years ended		Increase/
	31 December		decrease		Major reason
Item	2013	2012	amount	Change	for change

Net cash inflow from operating activities (“–” for net outflow)	5,480,669	–1,611,521	Increase inflow of 7,092,190	Increase inflow of 440.09%	Revenue of the year
Net cash inflow from investing activities (“–” for net outflow)	629,246	–4,062,131	Decrease outflow of 3,432,885	Decrease outflow of 84.51%	Decrease in purchase of long-term asset investments this year
Net cash inflow from financing activities (“–” for net outflow)	–4,878,991	5,743,270	Increase outflow of 10,622,261	Increase outflow of 184.95%	Increase in net cash inflow from operations, resulting in a decrease in financing for operational needs

5.4.1B	Operating Income

1)	Analysis of Changes in Operating Income

Aside from the weighted average price (VAT excluded) of resins and plastics, which increased by 1.92% over the previous year, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, intermediate petrochemical products and petroleum products fell by 1.83%, 11.08%, and 0.15%, respectively. However, at the same time, sales growth saw a greater increase in 2013 than last year, including increases of 50.14% for petroleum products and 15.20% for intermediate petrochemical products, resulting in a higher operating income in 2013 compared to the previous year.

2)	Major Customers

Please refer to 3.2.G for details of major customers of the Group.

5.4.1C	Operating Costs

1)	Analysis of Operating Costs

Operating costs of the Group amounted to RMB100.477 billion in 2013, representing a slight increase of 16.78% as compared with RMB86,041.1 million in 2012, which was mainly due to an increase in the Group’s sales volume.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December
	2013		2012
	RMB	% of	RMB	% of	Change
	Million	Total	Million	Total	(%)

Cost of raw materials
Crude oil	71,592.8	71.25	55,538.0	64.55	28.91
Ancillary materials	12,555.3	12.50	12,457.3	14.48	0.79
Depreciation and amortisation	2,087.2	2.08	1,631.6	1.90	27.92
Staff costs	1,696.6	1.69	1,401.2	1.63	21.08
Costs of merchandise	10,970.4	10.92	11,886.3	13.81	–7.71
Others	1,574.7	1.56	3,126.7	3.63	–49.64

Total	100,477.0	100.00	86,041.1	100.00	16.78

2)	Major Suppliers

Please refer to 3.2.G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement of 4.1.A in this section for the analysis of expenses changes during the Reporting Period.

5.4.1E	Research and Development Expenditure

Unit: RMB’000

Expensed R&D expenditure during the Reporting Period	67,315
Capitalised R&D expenditure during the Reporting Period	—

Total	67,315

% of Net Assets	0.38

% of Operating Income	0.06

Please refer to 3.2.C. of this section for details of Research and Development, Patents and Licenses of the Group.

5.4.1F	Cash Flow

Please refer to 4.1.A Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in this section for details of the changes in cash flow statement items.

5.4.2	Analysis of Business Operations by Segment, Product and Geographical Location

5.4.2A	Principal operations by segment or product

				Increase/	Increase/	Increase/
				decrease of	decrease of	decrease of
				operating	operating	gross profit
				income as	costs as	margin as
				compared	compared	compared to
			Gross	to the	to the	the previous
	Operating	Operating	profit/(loss)	previous	previous	year
	income	costs	margin	year	year	(percentage
By segment or product	(RMB’000)	(RMB’000)	(%)	(%)	(%)	point)

Synthetic fibres	3,264,518	3,496,104	–7.09	–2.38	–1.74	–0.70
Resins and plastics	14,440,279	14,220,894	1.52	–2.62	–7.76	5.49
Intermediate petrochemicals	18,682,958	15,967,952	14.53	2.87	–3.02	5.19
Petroleum products	66,920,837	55,161,875	17.57 (note)	52.95	45.41	4.27
Trading of petrochemical products	11,159,112	10,970,379	1.69	–7.20	–7.71	0.53
Others	1,072,125	659,796	38.46	11.89	–15.50	19.94

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 3.37%.

5.4.2B	Principal operations by geographical location

Unit: RMB’000

		Increase/decrease of
		operating income
	Operating	compared to the
Geographical location	income	previous year (%)

Eastern China	109,418,807	24.83
Other regions in the PRC	5,009,164	15.04
Exports	1,111,858	4.70

5.4.3	Analysis of Assets and Liabilities

Unit: RMB’000

	As at 31 December 2013		As at 31 December 2012
					Change as
					between
					31 December
					2013 and
		% of		% of	31 December
		Total		Total	2012
Item	Amount	Assets	Amount	Assets	(%)	Major reason for change

Cash at bank and on hand	133,256	0.36	160,962	0.44	–17.21	—
Notes receivable	2,984,445	8.08	2,065,483	5.61	44.49	Increase in revenue and operation receivables
Accounts receivable	1,976,496	5.35	1,082,742	2.94	82.55	Increase in revenue and operation receivables
Advances to suppliers	5,930	0.02	90,261	0.25	–93.43	Reductions in pre-paid tariffs
Inventories	9,039,239	24.49	8,938,077	24.28	1.13	—
Long-term equity investment	3,173,594	8.60	3,057,153	8.31	3.81	—
Investment properties	429,292	1.16	439,137	1.19	–2.24	—
Fixed assets	16,768,602	45.42	17,622,001	47.88	–4.84	—
Construction in progress	456,823	1.24	612,388	1.66	–25.40	—
Deferred tax assets	684,599	1.85	1,052,573	2.86	–34.96	The Company recorded profit in the Reporting Period, resulting in a decrease in unrealised deductible losses
Short-term borrowings	6,484,336	17.57	11,023,877	29.95	–41.18	Cash flow generated from operating activities increased, supplementing working capital and borrowings decreased
Accounts payable	8,851,932	23.98	5,523,248	15.01	60.27	Sales increased at the end of 2013, leading to an increase in raw and auxiliary materials procurement
Deposit Received	507,960	1.38	758,796	2.06	–33.06	Decrease in sales requiring deposits at the end of 2013
Interest payable	10,740	0.03	20,987	0.06	–48.83	Increase of long-term USD loans at lower interest rates, leading to decreased in interest expenses
Long-term borrowings	627,800	1.70	1,231,340	3.35	–49.01	Long-term borrowings due within one year separately have been classified as current liabilities

5.5	Others

(1)	Group’s employees

Number of employees of the Company	14,015
Number of employees of the subsidiaries	112
Total number of employees of the Group	14,127
Number of retired workers who require the Group to bear the costs of retirement	15,455

Professionals structure and level of education of the Company’s employees

Number of
Category of Professionals	employees

Production personnel	8,224
Sales staff	99
Technical staff	2, 321
Financial officers	139
Administrative staff	1, 471
Others	1,761
Level of education (college or above)	43.25%

Number of
Educational Attainment	employees

Post-graduate and above	174
Undergraduate	2,420
College graduate	3,467
High school, college and the following	7,954

Total	14,015

(2)	Purchase, Sale and Investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2013.

(3)	Pledge of assets

As at 31 December 2013, no fixed asset was pledged by the Group (31 December 2012: RMB nil).

5.6	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2013, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB4,068,000 and RMB4,937,026,000, respectively.

5.7	Company Outlook on Future Development (Business Prospects)

(1)	Development trends and market competition in the industry

In 2014, the world economy continues to be complicated as it remains in a period of intense adjustment following the recent financial crisis. Driven by the easing policies of different countries, developed economies are expected to continue to improve. The European economy may well recover from recession which in turn improve the confidence in the global market, with the steady recovery of the U.S. economy being a potentially decisive factor in global economic prospects. However, the world economy still faces many challenges including slow overall growth, unstable foundation for recovery and insufficient momentum for growth. Expectations for the US Federal Reserve to phase out quantitative easing policies have had a strong influence on the world economy and the financial markets, exposing emerging economies and developing countries to increase volatility and higher risks. We expect the world economy to continue recovering at a slow pace.

China will continue to implement a proactive fiscal policy and a currency policy to drive demand. Large adjustments will be made to the economic framework so as to fully realize the benefits of reforms. However, in the meantime, China still faces serious problems such as acute structural imbalance and excessive production capacity, creating an unstable foundation for economic growth.

Strong supply and demand is expected to sustain the international crude oil market. So long as demand for petroleum continues to increase and the supply of crude oil remains abundant, the fundamental price of crude oil will remain suppressed. The expectation for the U.S. to phase out its quantitative easing policies will suppress international oil prices. The influence of geopolitical events in the Middle East region will also diminish. Thus, the international oil price represented by Brent price for 2014 is expected to record a slight decline.

The petrochemical industry in China is expected to remain sluggish in 2014. It will be difficult for the petrochemical product market to achieve fundamental improvement. As the pricing mechanism for refined oil products continues to improve, resources in the refined oil market will continue to increase, resulting in the acceleration of excessive supply. As such, the Group’s refining segment will face intensified competition. The weak market trend for petrochemical products will be similar to that of 2013. Additional production capacity will intensify the excessive supply of petrochemical products, placing immense operational pressure on the Group’s petrochemical segment.

(2)	Business plans for 2014

In 2014, under continuously challenging conditions in production and operations, the Group will continue its efforts into safety and environmental protection, as well as ensure the stable operation of its facilities. It will continue to exploit the potential in its Refinery Revamping Expansion Project and its vertically integrated system to achieve substainable development.

To achieve its business objectives in 2014, the Company will work hard in the following areas:

Continue to maintain the good momentum of its safety management and environment protection while strengthening energy conservation and emissions reduction.

The Group will continue to implement a strict safety management system, enhance its safety and production accountability system and implement a safety and production accountability system at all levels. It will apply HSE information management, establish regulated and standardized management and conduct performance and effectiveness appraisals so as to enhance its HSE management standards. By actively promoting the “Green Water and Blue Sky” project, the Group strengthened its environmental protection and deodorizing measures. During the year, the Group carried out denitrification projects for furnaces No. 1 and 2, optimization and renovation projects for desulfurization facilities at furnaces No. 1 – No. 4, as well as projects to improve sewage treatment efficiency and the reuse of sewage. The Group will continue to promote activities with the concept of “green and low carbon, save energy and reduce emissions” so as to maintain balance in its management of water and steam resources. It will continue to compile statistics on carbon emissions and engage in carbon trading as well as keep track of power consumption statistics of its electrical equipment. Furthermore, it will accelerate flare gas emissions, recycling projects and the implementation of energy-saving technology projects will be accelerated.

Continue to strengthen operations optimization so as to enhance economic efficiency

The Group will continue to strengthen the management of crude oil procurement, intesify its vertically integration and optimization of its refining and chemical business to optimize the structure of refined oil products and increase the ratio of high-grade fuel oil product. Moreover, it will improve its profit and loss calculation models for important plants in order to effectively arrange plant operation based on monitoring marginal contribution of the plants. The Group will optimize the use of raw materials used to produce ethylene cracking and aromatics, as well as the structure of plastics and synthetic fibers. The Group will strive to strengthen and improve its quality control in marketing. By pursuing the production, sales and research of new products, the Group can further enhances its sales area, internal operations and modes of delivery so as to reduce the cost of sales. The Group will strive to improve its budget management with a view of enhancing life span of its assets, reducing financing costs, and optimizing tax management and benefits. The Group will continue to strictly controls its costs, fees and non-productive expenses to minimize expenditure.

Strengthen the management of production and operations to ensure stable operation of plants

The Group will strengthen the management of its production and operations to maintain stable operation of the plants. This will be achieved by applying more strict plant overhaul management scheme, make overall arrangement and coordination for plant production plan, material balance, plant start-up an shut-down plan and site maintenance scheme. The Group will continue to make good use of its utility system management to provide excellent external protection over its main production plants so as to maintain performance stability. By strengthening the management of process technology and stepping up efforts in supervision and assessment, the Group will ensure that its major technical and economic indicators in 2014 will be better than those of 2013. The Group will also improve its management ability and operation level of its equipment.

Promote a new round of development, technological innovation and informatization

The Group aims to strengthen the development of strategic research, expedite business adjustment and put more effort into aspects that include production safety, environmental improvements and technological innovation in order to gradually renew and eliminate outdated production capacity. The Group will actively develop and push forward a new round of development projects. This project will further facilitate the integration and feedstock-lightening of its refining and chemical production, resulting in a better economic-return process flow and being more resilient to market risk. The Group will focus on the development and promotion of fine chemical technology, the industrialization of high-value fiber production technology, high value-added new plastics and unconventional polyester production technology, as well as energy saving technology based on optimizing efficiency and market demand, with a view to promote the development of new products and the structural adjustment of existing products. The Group will also continue to build an information system that focuses on broadening the areas of the system’s applications; launching APC systems at production plants such as No. 3 atmospheric plant and No. 1 Ethylene glycol plant; constructing and upgrading 15 sets of process simulation systems; constructing the RFLD warehouse management system; and completing the development of acomprehensive statistical information system and the expansion, construction and application of a real-time database.

Improve corporation management to maintain continuous improvement of management standards

The Group will further focus on enhancing the corporate mindset of its business management and adopt appropriate changes in procedural management. There are also plans for a specialized central management for electricity. In addition, the Group will strive to streamline operations, access of laboratory capacities and promote the adoption and use of energy system. The Group will continue to improve its performance appraisal system to preserve its dominant position in the industry. It will also improve the personal and joint performance evaluation for individual and teams and conduct comprehensive evaluations on professional service units to improve specialized management. The Group will strive to cultivate projects aiming to maximize staff in incentive and creativity.

Strengthen team building and create a stable and harmonious environment for the corporation

The Group remains devoted to human resources development, and will strive to maximize its human resources pool, bring on new talents, and improve its staff structure. The Group will strive to give top quality training to its employees, and will aim to accelerate the establishing of its simulation training system as well as organize on-the-job training. The Group will also promote skills competition for the development of the senior staff. The Group will provide opportunities for career development and facilitate the exchange of talent in order to optimize employee allocation. The Group strives to establish a corporate culture which protects the legal rights of staff, which in turn contributes towards improving staff quality. The Group will continue to regulate the standardized operation of workers’ congresses, increase transparency of the policies of plants and engage in collective contractual negotiations. By doing so, the Group will promote a harmonious employment environment and maintain the stability of the business.

(3)	Risk exposure in the Company’s future development

The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. In addition, to regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a major impact, from time to time, on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will increasingly be subject to the impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have adverse impacts on the Group’s business, operating results and financial condition.

The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected events which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to customers, but the ability to do so is limited by market conditions, and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products. This has created, and will continue to create, a significant adverse impact on the Group’s financial condition, operating results or cash flow.

Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures amount to approximately RMB2,000.0 million in 2014, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Furthermore, there is no assurance as to the completion of the Group’s capital projects cost of success.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which including the Company’s operating results, financial condition and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and availability of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., as the Group’s controlling shareholder. Sinopec Group as the controlling shareholder of Sinopec Corp.; as well as other connected parties (subsidiaries or associates). These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operation, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operation as well as minority shareholders’ interests.

5.8	Projects not Funded by Proceeds from Share Issue

In 2013, the capital expenditure of the Group amounted to RMB1,317.0 million, representing a decrease of 65.44% as compared to RMB3,811.0 million in 2012. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2013

Refinery Revamping Expansion Project	6,261	Completed

Upgrade Project for the Optimisation of Energy Savings on SL-II Ethylene Cracking Furnace Project in New Ethylene Area	115	Completed

Restructuring project to increase production of ethylene oxide at ethylene glycol plant no. 1.	129	Completed

The denitration and dedusting project for furnaces 3 and 4	109	Completed

The EVA Project with a capacity of 100,000 tons/year	1,132	Preliminary work

The Group’s capital expenditure for 2014 is estimated at approximately RMB2,500.0 million.

5.9	Plan for Profit Appropriation or Capital Reserve Capitalization

5.9.1	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

In 2013, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014. According to Article 205 of the amended Articles of Association:

(1)	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)	The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may distribute interim dividend.

(3)	The Company shall distribute cash dividend when the parent company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash flow for normal operation and sustainable development. The Company should pay dividend in cash. The total cumulative cash dividend for the most recent three years should not be less than thirty (30) percent of the total distributable profit of the Company for the most recent three years.

(4)	The Company may adjust its profits distribution policy referred to in subparagraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationale of such adjustment in detail, and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5)	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividend distribution of the Company shall comply with Article 213 of the Articles of Association.

5.9.2	Plan for Profit Appropriation or Capital Reserves Capitalisation for the Reporting Period

In 2013, net profit attributable to equity shareholders of the Company amounted to RMB2,003,545,000 under CAS (net profit of RMB2,055,328,000 under IFRS). The Board proposed to distribute a dividend of RMB0.50 per 10 shares (including tax for the year 2013), totaling RMB540,000,000 based on a total number of 10.8 billion shares as at 31 December 2013.

5.9.3	Status of the Company’s Payment of Dividends, Capitalisation of capital fund and Surplus Reserve Fund over the Past Three Years (Including the Reporting Period)

Unit: RMB’000

Year of paying dividends	Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax) RMB’000	Net profit attributable to equity shareholders of the Company prepared under CAS for the Year (“–” for net loss) RMB’000	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the Year (%)

2013 Interim	1.64	0.50	3.36	360,000	2,003,545	44.92
Annual	—	0.50	—	540,000
2012	—	—	—	—	–1,548,466	—
2011	—	0.50	—	360,000	944,414	38.12

5.10	The Company’s Disclosure on the fulfillment of its Corporate Social Responsibility

5.10.1	Fulfillment of social responsibility

For the disclosure of the Company’s social responsibility in 2013, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2013” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

5.10.2.	Description of environmental protection regulations in relation to listed companies and its subsidiaries of heavy pollution industries as required by the state environmental protection department

The Company consistently places safety and environmental protection at its first priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications verifying three standards in quality from the Shanghai Audit Center of Quality: (GB/T 19001:2008), environment (GB/T 24001:2004) and occupational health and safety (GB/T 28001:2011). On 29 November 2013, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved. For more details, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2013” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

6.	MAJOR EVENTS AND OTHERS

6.1	Connected transactions in relation to daily operation

Unit: RMB’000

Type of connected transactions	Connected parties	Annual cap for 2013	Transaction amount during the Reporting Period	Percentage of the total amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Corp. and its associates	81,000,000	62,127,749	74.91
Sales of petroleum products	Sinopec Corp. and its associates	75,000,000	61,901,684	53.58
Sales of petrochemical products	Sinopec Corp. and its associates	20,900,000	10,708,020	9.27
Property leasing	Sinopec Corp. and its associates	32,000	25,602	49.73
Agency sales of petrochemical products	Sinopec Corp. and its associates	390,000	152,331	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	420,000	287,988	24.42
Petrochemical industry insurance services	Sinopec Group and its associates	174,000	146,176	83.85
Financial services	Sinopec Group and its associates	308,000	21,705	7.58

6.2	Implementation of Code of Corporate Governance Practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) except for certain deviations from Code Provision A.2.1 under the Code as listed below.

Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reasons: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

Code provisions A.5.1: Issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors.

Deviation: During 25 April 2013 to 28 August 2013, the Nomination Committee did not comprise a majority of independent non-executive directors.

Reason: According to the announcement issued on 2 May 2013, Mr. Wang Yongshou, an independent non-executive director, chairman of the remuneration and appraisal committee and a member of the audit committee and the nomination committee, passed away due to illness on 25 April 2013. Mr. Shen Liqiang, an existing independent non-executive director of the Company, has been appointed as a member of the Nomination Committee.

6.3	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6.4	Purchase, sale and redemption of shares

There were no purchase, sale or redemption of its listed securities made by the Group during the Reporting Period.

6.5	Audit Committee

The Audit Committee of the Company has reviewed with management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, internal control and financial reporting, and reviewed the annual report for the year ended 31 December 2013.

7.	FINANCIAL STATEMENTS

7.1	Financial statement prepared under CAS

Consolidated Balance Sheet

For the year ended 31 December 2013

	(All amounts in thousands of Renminbi Yuan unless otherwise stated)
	31 December 2013	31 December 2012
ASSETS

Current assets
Cash at bank and on hand	133,256	160,962
Notes receivable	2,984,445	2,065,483
Accounts receivable	1,976,496	1,082,742
Advances to suppliers	5,930	90,261
Other receivables	48,883	40,765
Inventories	9,039,239	8,938,077
Other current assets	297,779	513,134

Total current assets	14,486,028	12,891,424

Non-current assets
Long-term equity investment	3,173,594	3,057,153
Investment properties	429,292	439,137
Fixed assets	16,768,602	17,622,001
Construction in progress	456,823	612,388
Intangible assets	458,532	497,575
Long-term prepaid expenses	458,463	633,548
Deferred tax assets	684,599	1,052,573

Total non-current assets	22,429,905	23,914,375

Total assets	36,915,933	36,805,799

Consolidated Balance Sheets (Cont’d)

For the year ended 31 December 2013

	(All amounts in thousands
	of Renminbi Yuan unless
	otherwise stated)
	31 December 2013	31 December 2012
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	6,484,336	11,023,877
Notes payable	12,680	—
Accounts payable	8,851,932	5,523,248
Advance from customers	507,960	758,796
Employee benefits payable	41,418	48,008
Taxes payable	840,682	671,231
Interest payable	10,740	20,987
Dividends payable	20,918	21,548
Other payables	637,098	859,562
Current portion of non-current liabilities	609,690	—

Total current liabilities	18,017,454	18,927,257

Non-current liabilities
Long-term borrowings	627,800	1,231,340
Other non-current liabilities	180,000	190,000

Total non-current liabilities	807,800	1,421,340

Total liabilities	18,825,254	20,348,597

Shareholders’ equity
Share capital	10,800,000	7,200,000
Capital surplus	493,922	2,914,763
Specific reserve	5,832	8,179
Surplus reserve	4,173,831	5,151,770
Undistributed profits	2,358,032	915,707

Total equity attributable to equity shareholders of the Company	17,831,617	16,190,419

Minority interest	259,062	266,783

Total shareholders’ equity	18,090,679	16,457,202

Total liabilities and shareholders’ equity	36,915,933	36,805,799

The consolidated financial information were approved by the Board of Director on 27 March 2014.

Consolidated Income Statements

For the year ended 31 December 2013

		(All amounts in thousands of Renminbi Yuan unless otherwise stated)
		2013	2012

Revenue		115,539,829	93,072,254
Less:	Cost of sales	100,477,000	86,041,072
	Taxes and surcharges	9,987,148	5,791,064
	Selling and distribution expenses	691,020	649,906
	General and administrative expenses	2,732,355	2,388,555
	Financial (income)/expenses – net	(189,024)	283,257
	Asset impairment losses	39,838	203,927
Add:	Investment income	120,667	29,230
	Including: Share of profits of associates and joint ventures	120,667	22,784

Operating profit/(loss)		1,922,159	(2,256,297)

Add:	Non-operating income	543,142	279,838
Less:	Non-operating expenses	72,431	56,515
	Including: Losses on disposal of non-current assets	27,392	24,670

Total profit/(loss)		2,392,870	(2,032,974)

Less: Income tax expenses		379,151	(507,763)

Net profit/(loss)		2,013,719	(1,525,211)

Attributable to shareholders of the Company		2,003,545	(1,548,466)
Minority interest		10,174	23,255

Earnings/(Loss) per share:
Basic earnings/(loss) per share (RMB)		0.186	(0.143)
Diluted earnings/(loss) per share (RMB)		0.186	(0.143)

Other comprehensive income		—	—

Total comprehensive income/(loss)		2,013,719	(1,525,211)
Attributable to shareholders of the Company		2,003,545	(1,548,466)
Minority interest		10,174	23,255

The consolidated financial information were approved by the Board of Director on 27 March 2014.

Consolidated Income Statement

(Prepared under IFRS)

For the year ended 31 December 2013

	2013		2012
	RMB’000		RMB’000

Revenue		115,490,326		93,008,338
Sales taxes and surcharges		(9,987,148)		(5,791,064)

Net Sales		105,503,178		87,217,274
Cost of sales		(103,225,914)		(88,617,789)

Gross profit/(loss)		2,277,264		(1,400,515)

Selling and administrative expenses		(691,020)		(649,906)
Other operating income		673,384		333,754
Other operating expenses		(67,362)		(55,779)

Operating profit/(loss)		2,192,266		(1,772,446)

Finance income		498,416		86,545
Finance expenses		(376,696)		(369,802)

Finance income/(expenses) – net		121,720		(283,257)

Investment income		—		6,446
Share of profit of investments accounted for using the equity method		130,667		32,784

Profit/(loss) before income tax		2,444,653		(2,016,473)
Income tax expense		(379,151)		511,331

Profit/(loss) for the year		2,065,502		(1,505,142)

Profit/(loss) attributable to:
– equity shareholders of the company		2,055,328		(1,528,397)
– Non-controlling interests		10,174		23,255

		2,065,502		(1,505,142)

Earnings/(loss) per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic earnings/(loss) per share	RMB	0.190	RMB	(0.142)

Diluted earnings/(loss) per share	RMB	0.190	RMB	(0.142)

Dividends distributed within the year RMB 0.05 (2012: RMB 0.05) per ordinary share		360,000		360,000
Proposed annual dividend RMB 0.05 (2012: nil) per ordinary share		540,000		—

		900,000		360,000

Consolidated Statement of Comprehensive Income

(Prepared under IFRS)

For the year ended 31 December 2013

	2013	2012
	RMB’000	RMB’000

Profit/(loss) for the year	2,065,502	(1,505,142)
Other comprehensive income for the year – net of tax	—	—

Total comprehensive income/(loss) for the year	2,065,502	(1,505,142)

Attributable to:
– equity shareholders of the Company	2,055,328	(1,528,397)
– Non-controlling interests	10,174	23,255

Total comprehensive income/(loss) for the year	2,065,502	(1,505,142)

Consolidated Balance Sheet

(Prepared under IFRS)

	31 December	31 December
	2013	2012
	RMB’000	RMB’000

Assets

Non-current assets
Lease prepayment and other assets	916,995	1,131,123
Property, plant and equipment	16,669,479	17,468,748
Investment properties	429,292	439,137
Construction in progress	456,823	612,388
Investments accounted for using the equity method	2,993,594	2,867,153
Deferred income tax assets	684,599	1,052,573

	22,150,782	23,571,122

Current assets
Inventories	9,039,239	8,938,077
Trade receivables	147,807	93,484
Bills receivable	2,688,897	2,046,657
Other receivables and prepayments	345,696	599,402
Amounts due from related parties	2,131,133	1,052,842
Cash and cash equivalents	133,256	160,962

	14,486,028	12,891,424

Total assets	36,636,810	36,462,546

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,800,000	7,200,000
Reserves	6,932,494	8,837,166

	17,732,494	16,037,166
Non-controlling interests	259,062	266,783

Total equity	17,991,556	16,303,949

Consolidated Balance Sheet (Cont’d)

(Prepared under IFRS)

	31 December 2013 RMB’000	31 December 2012 RMB’000

Liabilities

Non-current liabilities
Borrowings	627,800	1,231,340

Current liabilities
Borrowings	7,094,026	11,023,877
Trade payables	2,739,953	2,886,616
Bills payable	8,680	—
Other payables	1,507,463	1,603,022
Amounts due to related parties	6,663,559	3,411,279
Income tax payable	3,773	2,463

	18,017,454	18,927,257

Total liabilities	18,645,254	20,158,597

Total equity and liabilities	36,636,810	36,462,546

Net current liabilities	(3,531,426)	(6,035,833)

Total assets less current liabilities	18,619,356	17,535,289

NOTES TO FINANCIAL STATEMENTS

1.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2013. None of them have a material impact on the Group.

Amendment to IAS1, “Financial statement presentation”, on other comprehensive income;

Amendment to IFRS 7, “Financial instruments: Disclosures”, on asset and liability offsetting;

IFRS 10, “Consolidated financial statements”, on determination of control;

IFRS 11, “Joint arrangements”, on rights and obligations of the parties to the arrangement rather than its legal form;

IFRS 12, “Disclosures of interests in other entities”, on disclosure requirements for all forms of interests in other entities;

IFRS 13, “Fair value measurement”, on definition, measurement and disclosure of “fair value”;

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below and none of these is expected to have a significant effect on the consolidated financial statements of the Group.

IFRS 9, “Financial instruments”, on classification, measurement and recognition of financial assets and financial liabilities;

Amendments to IAS 36, “Impairment of assets”, on recoverable amount disclosures for non-financial assets.

IFRIC 21, “Levies”, on obligation to pay a levy that is not income tax.

2.	FINANCE INCOME AND COSTS

	2013 RMB’000	2012 RMB’000

Net foreign exchange gain	407,932	—
Interest income	90,484	86,545

Finance income	498,416	86,545

Interest on bank and other borrowings	(376,696)	(466,409)
Less: borrowing costs capitalised as construction in progress (a)	—	110,306

Net interest expense	(376,696)	(356,103)
Net foreign exchange loss	—	(13,699)

Finance expenses	(376,696)	(369,802)

Finance income/(expenses)-net	121,720	(283,257)

(a)	There are no borrowing costs eligible for capitalization during 2013 (2012: capitalised at an average rate of 4.60% per annum).

3.	EXPENSE BY NATURE

	2013 RMB’000	2012 RMB’000

Cost of raw material and consumables	84,148,090	72,057,443
Staff cost	2,652,768	2,545,356
Depreciation and amortisation	2,538,692	1,859,296
Repairs and maintenance expenses	1,126,828	984,486
Transportation costs	451,891	383,981
Agency commission	152,331	160,903
Change of goods in process and finished goods	124,799	156,365
Impairment loss	39,838	203,927
Auditors’ remuneration – audit services	7,800	8,850
Other expenses	12,673,897	10,907,088

Total cost of sales, selling and administrative expenses	103,916,934	89,267,695

4.	INCOME TAX

	2013 RMB’000	2012 RMB’000

– Current income tax	11,177	21,973
– Deferred taxation	367,974	(533,304)

	379,151	(511,331)

A reconciliation of the expected income tax calculated at the applicable tax rate with the actual income tax is as follows:

	2013 RMB’000	2012 RMB’000

Profit/(loss) before taxation	2,444,653	(2,016,473)

Expected PRC income tax at the statutory tax rate of 25%	611,163	(504,118)
Tax effect of share of profit of investments accounted for using the equity method	(30,167)	(10,800)
Tax effect of other non-taxable income	(23,451)	(17,921)
Tax effect of non-deductible loss, expenses and costs	5,197	2,611
Difference for final settlement of enterprise income taxes in respect of previous year	3,138	2,477
Utilisation of previously unrecognized tax losses	(202,721)	(679)
Temporary differences for which no deferred income tax asset was recognized	59	46
Tax losses for which no deferred income tax asset was recognized	15,933	17,053

Actual income tax	379,151	(511,331)

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5.	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2013 RMB’000	2012 RMB’000 (Restated)

Net profit/(loss) attributable to owners of the Company	2,055,328	(1,528,397)
Weighted average number of ordinary shares in issue (thousands)(Note(1))	10,800,000	10,800,000
Basic earnings/(loss) per share (RMB/share)	RMB0.190	RMB(0.142)

Note 1:	The resolution included a distribution of 5 shares for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. As at 31 December 2013, the Company’s total share capital was 10.8 billion shares. In determining the weighted average number of ordinary shares in issue during the year ended 31 December 2012, the 3,600,000,000 shares issued by way of capitalisation of reserves have been regarded as if these shares were in issue since 1 January 2012. Earnings per share for 2012 were restated accordingly.

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

6.	DIVIDEND

(a)	Annual Dividend

	2013 RMB’000	2012 RMB’000

Annual dividend of RMB 0.05 (2012: nil) per ordinary share proposed after year end	540,000	—

An annual dividend of RMB 0.05 per share, amounting to a total dividend of RMB 540,000 thousands, has been proposed by the Board of Directors on 27 March 2014.

(b)	Dividends approved within the year

	2013 RMB’000	2012 RMB’000

Dividends approved within the year:
RMB 0.05 (2012: RMB 0.05) per ordinary share	360,000	360,000

In accordance with Hong Kong Companies Ordinance, dividends paid and proposed in 2012 and 2013 have been disclosed in the consolidated income statement.

7.	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2013	2012
	RMB’000	RMB’000

Trade receivables	147,855	94,366
Less: allowance for doubtful debts	(48)	(882)

	147,807	93,484

Bills receivable	2,688,897	2,046,657
Amounts due from related parties	2,131,133	1,052,842

	4,967,837	3,192,983

Other receivables and prepayments	345,696	599,402

	5,313,533	3,792,385

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2013	2012
	RMB’000	RMB’000

Within one year	4,967,817	3,192,974
Between one and two years	20	9

	4,967,837	3,192,983

Bills receivable represent short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	BORROWINGS

	As at 31 December
	2013	2012
	RMB’000	RMB’000

Long term bank loans
– Between two and five years	627,800	860,780
– Between one and two years	—	370,560

	627,800	1,231,340

Loans due within one year
– Current portion of long term bank loans	609,690	—
– Short term bank loans	6,414,336	10,803,877
– Short term loans from related parties	70,000	220,000

	7,094,026	11,023,877

	7,721,826	12,255,217

9.	TRADE AND OTHER PAYABLES

	As at 31 December
	2013	2012
	RMB’000	RMB’000

Trade payables	2,739,953	2,886,616
Bills payable	8,680	—
Amounts due to related parties	6,663,559	3,411,279

Subtotal	9,412,192	6,297,895

Staff salaries and welfares payable	41,418	48,008
Taxes payable(exclude Income tax payable)	836,909	668,768
Interest payable	10,740	20,987
Dividends payable	20,918	21,548
Construction payable	342,754	463,052
Other liabilities	254,724	380,659

Subtotal of other payables	1,507,463	1,603,022

	10,919,655	7,900,917

As at 31 December 2013 and 2012, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

The ageing analysis of the trade payables (including amounts due to related parties of trading in nature) was as follows:

	As at 31 December
	2013	2012
	RMB’000	RMB’000

0-30 days or on demand	8,566,670	6,088,323
31-90 days	556,300	209,572
Over 90 days	289,222	—

	9,412,192	6,297,895

10.	SEGMENT INFORMATION

	2013			2012
	Total segment revenue RMB’000	Inter- segment revenue RMB’000	Revenue from external customers Note(a) RMB’000	Total segment revenue RMB’000	Inter- segment revenue RMB’000	Revenue from external customers Note(a) RMB’000

Synthetic fibres	3,264,518	—	3,264,518	3,344,283	93	3,344,190
Resins and plastics	14,685,256	244,977	14,440,279	14,936,916	108,618	14,828,298
Intermediate petrochemicals (Note (b))	38,120,472	19,437,514	18,682,958	37,247,332	19,085,952	18,161,380
Petroleum products	73,054,807	6,133,970	66,920,837	49,373,252	5,618,459	43,754,793
Trading of petrochemical products	14,504,014	3,344,902	11,159,112	15,449,179	3,423,818	12,025,361
Others	2,291,338	1,268,716	1,022,622	1,613,180	718,864	894,316

	145,920,405	30,430,079	115,490,326	121,964,142	28,955,804	93,008,338

	2013	2012
	RMB’000	RMB’000

Profit/(loss) from operations

Synthetic fibres	(602,907)	(405,349)
Resins and plastics	(766,311)	(1,291,393)
Intermediate petrochemicals	1,064,035	832,675
Petroleum products	2,177,264	(993,026)
Trading of petrochemical products	105,518	46,448
Others	214,667	38,199

Profit/(loss) from operations	2,192,266	(1,772,446)

Net finance income/(costs)	121,720	(283,257)
Investment income	—	6,446
Share of profit of investments accounted for using the equity method	130,667	32,784

Profit/(loss) before taxation	2,444,653	(2,016,473)

Note (a):	External sales include sales to Sinopec Corp., its subsidiaries and joint ventures as follows:

	2013	2012
	RMB’000	RMB’000

Intermediate petrochemicals	2,450,016	4,355,455
Petroleum products	61,901,684	37,618,198
Trading of petrochemical products	6,079,977	6,999,471
Others	238,332	620,145

	70,670,009	49,593,269

Note (b):	Intermediate petrochemicals sales to other segments are as follows:

	2013	2012
	RMB’000	RMB’000

Synthetic fibres	3,889,173	3,483,378
Resins and plastics	15,115,242	15,302,334
Petroleum products	433,099	300,240

	19,437,514	19,085,952

7.3	RECONCILIATION BETWEEN FINANCIAL STATEMENTS PREPARED UNDER CAS AND IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the main items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	Year ended 31 December 2013	Year ended 31 December 2012	31 December 2013	31 December 2012

Under CAS	2,003,545	(1,548,466)	17,831,617	16,190,419
Adjustments under IFRS –
Government grants	54,130	30,099	(99,123)	(153,253)
Safety production costs	(2,347)	(13,598)	—	—
Effects of the above adjustments on deferred tax	—	3,568	—	—

Under IFRS	2,055,328	(1,528,397)	17,732,494	16,037,166

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognized as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognized in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 27 March 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun,Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin